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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                 SCHEDULE 14D-9

                                (AMENDMENT NO. 2)


                      SOLICITATION/RECOMMENDATION STATEMENT
                          UNDER SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              --------------------

                               Fotoball USA, Inc.
                            (Name of Subject Company)

                               Fotoball USA, Inc.
                        (Name of Person Filing Statement)

                              --------------------

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                              --------------------

                                    350384103
                      (CUSIP Number of Class of Securities)

                              --------------------

                                                     with copies to:
      Scott P. Dickey                           Charles I. Weissman, Esq.
    Fotoball USA, Inc.                     Swidler Berlin Shereff Friedman, LLP
      6740 Cobra Way                              The Chrysler Building
San Diego, California 92121                        405 Lexington Avenue
      (858) 909-9900                             New York, New York 10174
                                                      (212) 973-0111

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
            COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)
                              --------------------

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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         This Amendment No. 2 amends and supplements the Schedule 14D-9 initially filed with the Securities and Exchange Commission (the "Commission") on December 10, 2003, as amended and supplemented by Amendment No. 1 to Schedule 14D-9 filed with the Commission on January 5, 2004 (as amended and supplemented, the "Schedule 14D-9") by Fotoball USA, Inc., a Delaware corporation (the "Company"). The Schedule 14D-9 relates to the offer by K2 Inc., a Delaware corporation ("K2"), to acquire each issued and outstanding share of the Company's Common Stock, $0.01 par value (including the associate preferred share purchase rights, the "Shares"), in exchange for 0.2757 of a share of common stock, par value $1.00 per share, of K2, including the associated preferred share purchase rights (the "Offer Consideration"), upon the terms and subject to the conditions set forth in K2's Prospectus, dated December 10, 2003 (the "Prospectus"), and in the related Letter of Transmittal (the "Letter of Transmittal"). The Prospectus and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the "Offer."

         The information in the Schedule 14D-9, including all schedules and annexes thereto, and the Offer, is hereby expressly incorporated by reference in response to all items of this Amendment No. 2 to Schedule 14D-9, except as otherwise set forth below.

ITEM 8. ADDITIONAL INFORMATION.

         On January 12, 2004, K2 issued a press release announcing that it has commenced a subsequent offer period to extend the Offer. The expiration date of the subsequent offer period is 5:00 p.m., New York City time, on Friday January 16, 2004. K2 announced that as of 12:00 midnight, New York City time, on Friday, January 9, 2004, the initial expiration date of the Offer, approximately 3,093,486 Shares had been tendered in the Offer, which represents approximately 84% of the outstanding Shares. On January 10, 2004, effective as of 12:01 A.M., New York City time, all Shares validly tendered and not withdrawn prior to the initial expiration of the Offer were accepted for exchange by K2. K2 is extending the Offer in order to allow the Company's stockholders to tender enough of the outstanding Shares so that the Merger may be completed without a vote of the Company's stockholders under applicable law and to allow such stockholders to receive the Offer consideration now without having to wait until the consummation of the Merger. A copy of the press release has been filed s Exhibit (a)(11) to this Schedule 14D-9

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are filed with this Statement:

         Exhibit No.  Description

         (a)(10) Press release issued by K2 on January 12, 2004 (incorporated by reference to Exhibit (a)(11) of Amendment No. 2 to the Schedule TO filed by K2 with the Securities and Exchange Commission on January 12, 2004).

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FOTOBALL USA, INC.

By: /s/ Scott P. Dickey
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Name: Scott P. Dickey
Title: President and Chief Operating Officer

Dated: January 12, 2004





































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